UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011 or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

Commission file number 001-34258

WEATHERFORD INTERNATIONAL, INC.

401(k) SAVINGS PLAN

Weatherford International Ltd.

4 – 6 Rue Jean-Francois Bartholoni,

1204 Geneva, Switzerland

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of the

Weatherford International, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Weatherford International, Inc. 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with US generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2011 and for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Ernst & Young LLP

Houston, Texas

June 26, 2012

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS:
Investments, at fair value	$538,286,292	$554,525,923

Receivables:
Notes receivable from participants	20,379,745	19,330,668
Company contributions	2,061,550	1,613,684
Participants’ contributions	2,012,720	1,760,510
Accrued income	120,041	119,826
Loan repayments	395,276	360,412
Pending settlement	226,541	253,928

Total Receivables	25,195,873	23,439,028

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	$563,482,165	$577,964,951
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(508,428)	—

NET ASSETS AVAILABLE FOR BENEFITS	$562,973,737	$577,964,951

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Interest income on investments	$2,447
Interest income on notes receivable from participants	920,420
Dividend income	9,637,746
Net appreciation in fair value of collective trusts	691,332
Net depreciation in fair value of common stocks	(42,077,273)
Net depreciation in fair value of mutual funds	(19,436,254)

(50,261,582)
Contributions:
Participants	55,225,137
Company	26,920,834
Rollovers	3,483,272

85,629,243

Transfer from other plan	3,028,506
Other income	254,385

Total Additions	38,650,552

DEDUCTIONS:
Benefits paid to participants and beneficiaries	$53,487,848
Administrative fees	153,918

Total Deductions	53,641,766

NET DECREASE	(14,991,214)
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	577,964,951

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$562,973,737

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN:

The following description of the Weatherford International, Inc. 401(k) Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by the board of directors (“the Board of Directors”) of Weatherford International, Inc.

Weatherford International, Inc. is an indirect, wholly-owned subsidiary of Weatherford International Ltd., a Swiss joint-stock corporation (“the Company”).

The Board of Directors appointed a committee (“the Administrative Committee”) to administer the Plan. Bank of America, N.A. serves as asset custodian and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

All employees, other than employees who are subject to collective bargaining agreements and have not bargained to participate, employees who are nonresident aliens and receive no U.S.-source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States or employed by an affiliate company that has not adopted the Plan, are eligible to participate in the Plan on their dates of hire but are not eligible to participate for purposes of the Company’s matching or discretionary contributions until the employee has completed one year of continuous service.

Contributions

An eligible employee may elect to contribute by payroll deductions to the Plan on a pre-tax basis subject to certain limitations, up to 50 percent of his or her considered compensation, as defined by the Plan and on an after tax basis, up to 16 percent of his or her considered compensation, as defined by the Plan. The combination of employee contributions cannot exceed 50 percent of considered compensation. In addition, participants may contribute amounts representing rollovers from other qualified plans.

Effective May 1, 2010, the Plan was amended to add a Roth 401(k) feature which allows employees to contribute funds on a post-tax elective deferral basis, in addition to, or instead of, pre-tax elective deferrals. The Roth 401(k) feature also allows for tax free growth and distribution provided the post-tax contributions have been invested for at least 5 years and the employee has reached age 59 and a half.

Employees who are eligible to make elective deferrals under the Plan and who have attained the age of 50 before the close of the Plan year are permitted to make catch-up contributions subject to certain limitations.

The Company automatically deducts and contributes to the Plan 2% of the considered compensation for each newly eligible employee who has not voluntarily elected salary deferral. No automatic deduction is taken for those employees who have elected to defer a different percentage of covered compensation or for those who have elected not to participate in the salary deferral.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(continued)

The Company shall make matching contributions equal to 100 percent of the participant’s pre-tax and/or Roth 401(k) contributions up to 4 percent of considered compensation, as defined by the Plan. Considered compensation used to calculate the Company match includes overtime, bonuses and commissions but does not include relocation, severance pay, or any amounts paid after an employee’s severance from employment. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions. There were no discretionary contributions made for the year ended December 31, 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, an allocation of the Company’s discretionary contribution, if any, and Plan earnings or losses thereon. Earnings or losses are allocated by investment based on the ratio of the participant’s account invested in a particular investment to all participants’ accounts in that investment.

Investment Options

Participants may invest in any of fifteen mutual funds, three common/collective trusts, a money market account and Weatherford International Ltd. registered shares (“Registered Shares”). Each participant who has invested in Registered Shares has the right to vote the shares in his or her account with respect to any matter that comes before the shareholders for a vote.

Vesting

Participants are immediately vested in their elective deferral account, rollovers from other qualified plans, the participant’s Company match and discretionary contribution accounts.

Participant Loans

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the preceding one year period or one half of the fair market value of the participant’s vested account balance. Loan maturity dates range from one year to five years except when the loan is used to purchase a participant’s principal residence. In the case of home loans, all such loans are required to be repaid within ten years. The loans are fully secured by a pledge of the participant’s vested account balance and bear interest at the prime rate as reported in The Wall Street Journal plus 1% or at a rate determined by the Administrative Committee.

Withdrawals and Terminations

A participant may withdraw the value of his or her after-tax contributions or rollover contributions from the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. The participant’s pre-tax contributions, Roth 401(k) contributions and Company contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 6 months.

In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant’s account balance will be made available to the participant or his or her beneficiary as a lump sum. Upon termination of employment, the participant’s entire account balance will be available for withdrawal. If a participant has not elected otherwise, all mandatory distributions less than $1,000 are paid directly to the participant, while those in excess of $1,000, but not greater than $5,000, are automatically rolled-over into individual retirement accounts selected by the Administrative Committee. Certain benefits related to other forms of payment are protected by the Plan.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Invesco Stable Value Retirement Fund (“the IRF”), a common/collective trust, invests in fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Interest and dividend income is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation (depreciation) in fair value of collective trust, common stocks and mutual funds on the Statement of Changes in Net Assets Available for Benefits. No dividends were paid on the Company’s Registered Shares during 2011.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(continued)

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

Recordkeeping fees for the Plan and fees for certain other services such as mailers, etc. are paid for by the revenue sharing from plan investments. Other administrative fees incurred by the Plan are paid by the Company, except for participant loan fees, which are paid from the account of the participant requesting the loan.

New Accounting Pronouncement

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (“ASU 2011-04”). ASU 2011-04 amended Accounting Standards Codification (“ASC”) 820 Fair Value Measurements and Disclosures (“ASC 820”) to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3.	INVESTMENTS:

Individual investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2011 or 2010 are as follows:

	December 31,
	2011	2010
Invesco Stable Value Trust (stated at contract value)	$101,685,631	$—
Retirement Preservation Trust (stated at contract value)	—	103,685,548
Registered Shares of Weatherford International Ltd	90,644,018	117,712,608
PIMCO Total Return Fund	49,751,888	49,446,321
Equity Index Trust	45,072,712	38,648,421
Davis New York Venture Fund	33,275,811	39,267,701
Goldman Sachs Mid Cap Value Fund	32,140,965	—

The fair value of the Invesco Stable Value Trust totaled $102,194,059 at December 31, 2011. Due to the liquidation of the Retirement Preservation Trust, the fair value and the contract value are equivalent at December 31, 2010.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(continued)

4.	FAIR VALUE MEASUREMENTS:

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from independent sources (observable inputs) and an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level  1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level  2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level  3—Inputs that are both significant to the fair value measurement and unobservable.

In accordance with ASC 820, the following table presents the Company’s assets that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Total
Money market fund	$2,154,594	$—	$2,154,594

Mutual funds:
Domestic small/mid cap growth	13,046,701	—	13,046,701
Domestic small/mid cap value	55,775,451	—	55,775,451
Domestic small/mid cap blend	19,663,516	—	19,663,516
Domestic large cap growth	11,869,487	—	11,869,487
Domestic large cap blend	33,275,811	—	33,275,811
Domestic/foreign allocation	49,240,172	—	49,240,172
Foreign stock	54,520,730	—	54,520,730
Fixed income	57,812,582	—	57,812,582
Other	617,670	—	617,670
Common stock(a)	90,644,018	—	90,644,018

Common/collective trusts:
Stable value(b)	—	102,194,059	102,194,059
Large cap blend(c)	—	45,072,711	45,072,711
Large cap value	—	2,398,790	2,398,790

Total assets at fair value	$388,620,732	$149,665,560	$538,286,292

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(continued)

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Total
Money market fund	$632,815	$—	$632,815

Mutual funds:
Domestic small/mid cap growth	17,595,314	—	17,595,314
Domestic small/mid cap value	47,865,136	—	47,865,136
Domestic small/mid cap blend	17,438,081	—	17,438,081
Domestic large cap growth	12,497,645	—	12,497,645
Domestic large cap blend	39,267,701	—	39,267,701
Domestic/foreign allocation	47,895,775	—	47,895,775
Foreign stock	50,860,113	—	50,860,113
Fixed income	54,903,815	—	54,903,815
Other	1,789,389	—	1,789,389
Common stocks(a)	120,185,383	—	120,185,383

Common/collective trusts:
Short-term bond fund(b)	—	103,685,548	103,685,548
Large cap blend(c)	—	38,648,421	38,648,421
Large cap value	—	1,260,787	1,260,787

Total assets at fair value	$410,931,167	$143,594,756	$554,525,923

(a)	The investments in common stocks are concentrated in energy-related securities.

(b)	At December 31, 2011, this category includes a common/collective trust that is designed to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds. The trust invests primarily in synthetic guaranteed investment contracts and a short-term investment fund. Participant-directed redemptions have no restrictions; however, the plan is subject to a twelve month put on the fund if redemption is initiated. For further discussion of the value of the trust, see Note 2.

At December 31, 2010, this common/collective trust had transferred all of its investments into cash and cash equivalents in preparation for its liquidation. In anticipation of the liquidation, the Plan filed the required 30-day notice in order to liquidate all of its assets held in the trust.

(c)	This category includes a common/collective trust that is designed to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index (“S&P 500 Index”). The trust invests primarily in a portfolio of equity securities designed to substantially equal the performance of the S&P 500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (“NAV”) of shares held by the plan at year end. Common/collective trusts are valued at NAV of shares determined by the issuer and the IRF is valued as described in Note 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2011 and 2010.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(continued)

5.	RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common/collective trusts, mutual funds and common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

6.	RELATED PARTY TRANSACTIONS:

Certain investments of the Plan are maintained by Bank of America, N.A. Bank of America, N.A. is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s Registered Shares. Because the Company is the Plan Sponsor, transactions involving the Company’s Registered Shares qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

7.	PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.	TAX STATUS:

The Plan received a determination letter from the Internal Revenue Service dated June 9, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by US taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010, to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$562,973,737	$577,964,951
Amounts allocated to withdrawing participants	(88,824)	(632,022)
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	508,428	—

Net assets available for benefits per the Form 5500	$563,393,341	$577,332,929

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2011, to the Form 5500:

Net decrease in net assets available for benefits per the financial statements	$(14,991,214)
Amounts allocated to withdrawing participants at December 31, 2011	(88,824)
Amounts allocated to withdrawing participants at December 31, 2010	632,022
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	508,428
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	—

Net decrease in net assets available for benefits per Form 5500	$(13,939,588)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2011 and 2010, but not yet paid as of that date.

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value.

10.	SUBSEQUENT EVENTS:

Effective March 19, 2012, the Plan replaced the Merrill Lynch Equity Index Trust XIII and the BlackRock Large Cap Value Index Trust (“the ML Trusts”) with the BlackRock Equity Index Fund and the American Washington Mutual Investors Fund as investment options. All investments in the ML Trusts were liquidated at the NAV and transferred to the two new funds automatically on March 16, 2012, unless participants selected alternate investment choices. The resulting gains upon liquidation were nominal.

On March 29, 2012, the Administrative Committee voted to implement an automatic increase to participants’ pre-tax contributions. Effective July 1, 2012 and every July 1 thereafter, for those participants with a pre-tax contribution rate of between 1% and 5%, their rate will be increased automatically by 1% annually up to a maximum of 6%. If a participant does not want this automatic increase, he/she can elect to opt out by contacting Merrill Lynch or by using online account management services.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4(a), SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

EIN: 04-2515019 PN: 002

DECEMBER 31, 2011

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$ 8,012*	$8,012*

*	Represents delinquent participant contributions from 2011. The Company will remit lost earnings and file the required Form 5330 in 2012.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4(i), SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 04-2515019 PN: 002

DECEMBER 31, 2011

Identity of Issue	Description of Investment	Principal Number of Units/ Shares	Current Value
COLLECTIVE TRUSTS:
*Bank of America, N.A.	BlackRock Large Cap Value	295,417	$2,398,790
*Bank of America, N.A.	Merrill Lynch Equity Index Trust XIII	3,909,168	45,072,712
Invesco National Trust Co	Invesco ML Stable Value Ret Cl 2	101,685,631	102,194,059

	Total collective trusts		149,665,561

MUTUAL FUNDS:
American Beacon Funds	American Beacon Small Cap Value Fund	1,243,338	23,634,486
American Funds	American Growth Fund of America R6	413,283	11,869,487
Baron Growth Fund	Baron Growth Fund CL N	47,155	2,421,421
BlackRock, Inc.	BlackRock Global Allocation Fund	1,248,832	22,778,689
Davis Venture Group	Davis New York Venture Fund CL Y	1,013,888	33,275,811
Ell Global Property	Ell Global Property	46,026	617,670
Fidelity Investments	Fidelity Advisors Small Cap Growth Fund	865,091	19,663,516
Goldman Sachs	Goldman Sachs Growth Opportunities Fund	481,217	10,625,280
Goldman Sachs	Goldman Sachs High Yield Instl	393,276	2,701,808
Goldman Sachs	Goldman Sachs Mid Cap Value Fund	957,431	32,140,965
Invesco Van Kampen	Invesco Van Kampen Equity and Income I	3,180,467	26,461,482
MFS Investment Management	MFS International New Discovery Fund R4	1,410,233	27,386,731
PIMCO Mutual Funds	Pimco Total Return Fund	4,576,991	49,751,888
Thornburg	Thornburg International	1,132,944	27,133,999
Vanguard	Vanguard Inflation	193,392	5,358,886

	Total mutual funds		295,822,119

COMMON STOCK:
*Weatherford International Ltd.	Registered Shares of Weatherford International Ltd.	6,191,531	90,644,018

	Total common stocks		90,644,018

OTHER:
*Bank of America, N.A.	BAML Retirement Bank Account (RBA)	2,065,768	2,065,768
*Bank of America, N.A.	Cash, interest-bearing		88,826
*Participant loans	Interest rates ranging from 4.25% to 10.25% with varying maturity dates		20,379,745

	Total assets		$558,666,037

*	Party in interest.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Date: June 26, 2012	/s/ Kathy Bauer
Kathy Bauer
Director of Benefits and Chairman of the Administrative Committee for Weatherford International, Inc. and Weatherford International Ltd.

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm